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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65677

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/20 (MM/DD/YY) AND ENDING 12/31/20 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BGSA LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

525 S Flagler Drive, Suite 200

(No. and Street)

West Palm Beach	FL	33401
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Aaron Solomon (561) 932-1600

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ASSURANCE DIMENSIONS

(*Name – if individual, state last, first, middle name*)

2000 Banks Road, Suite 218	Margate	FL	33063
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

BGSA LLC

Table of Contents

OATH OR AFFIRMATION

I, MASSIMO MESSINA, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BGSA LLC, as of 12/31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

JASON WAYNE LIPSKIN
COMMISSION
Number
GG116221
EXPIRES
June 19, 2021
Bonded thru Aaron Notary
Notary Public, State of Florida

Notary Public

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- [ ] (a) Facing Page.
- [ ] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [ ] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

ASSURANCE DIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member
of [illegible]

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of [illegible] as of December 31, 2020, the related statements of operations and changes in member's equity and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of [illegible] as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of [illegible] management. Our responsibility is to express an opinion on [illegible] financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to [illegible] in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Auditor's Report on Supplemental Information

The Schedule I- Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II- Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934, have been subjected to audit procedures performed in conjunction with the audit of [illegible] financial statements. The supplemental information is the responsibility of [illegible] management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I- Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission, and Schedule II- Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934 are fairly stated, in all material respects, in relation to the financial statements as a whole.

Assurance Dimensions

We have served as [illegible] auditor since 2019.

Assurance Dimensions
Margate, Florida
March 30, 2021

ASSURANCE DIMENSIONS
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the Company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you.

> We noted that the presentation of the financial statements and the related disclosures are in conformity with U.S. GAAP.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. There were no noted uncorrected or corrected misstatements.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and we have discussed with you any questions.

Exceptions to Exemption Provisions

In connection with our review of the Company's Exemption Report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions (statements) not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents "Schedule I- Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission" and "Schedule II- Supplementary Information Pursuant to Rule 17a-5 of the Securities and Exchange Act of 1934" that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with *AS 2701, Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the member and management of and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Assurance Dimensions, Inc.
Certified Public Accountants

BGSA, LLC

Statement of Financial Condition

December 31, 2020

ASSETS	
Current Assets	
Cash	$503,961
Accounts Receivable, net	30,560
Prepaid expenses	36,744
Total current assets	571,265
Security deposits	500
Total assets	$571,765
LIABILITIES AND MEMBER'S EQUITY	
Current Liabilities	
Accounts Payable	$ 34,932
Total current liabilities	34,932
Total Liabilities	$ 34,932
Member's Equity	536,833
Total liabilities and member's equity	$571,765

See accompanying notes to financial statements.

BGSA, LLC

Statement of Operations and Changes in Member's Equity

For the Year Ended December 31, 2020

Revenues:	
Consulting Income	$ 109,318
Success fees	25,000
Total revenues	134,318
Operating expenses:	
Salaries and wages	23,313
Bad Debt Expense	15,000
Professional fees	35,040
Travel and entertainment	188
General and administrative	3,906
Employee ancillary	4,326
Rent and utilities	6,000
Regulatory	2,234
Insurance	1,818
Total operating expenses	91,825
Operating Income	42,493
Other income:	
Interest	17
Total other income	17
Net Income	42,510
Member's equity, beginning of the year	494,323
Member's equity, end of the year	$ 536,833

See accompanying notes to financial statements.

BGSA, LLC

Statement of Cash Flows

For the Year Ended December 31, 2020

Cash flows from operating activities:	
Net Income	42,510
Adjustments to reconcile net income to net cash provided by operating activities	
Bad Debt Expense	15,000
Decrease (increase) in:	
Accounts receivable	39,783
Prepaid expenses	(23,037)
Increase (decrease) in:	
Accounts payable	28,279
Accrued expenses	(89)
Deferred revenue	(39,318)
Net cash provided by operating activities	63,128
Net increase in cash	63,128
Cash, beginning of year	440,833
Cash, end of year	503,961
Supplemental disclosure of cash flow information:	
Interest paid	-
Taxes paid	-

See accompanying notes to financial statements.

Note 1 – Description of Business

BGSA, LLC (the "Company") is a national securities broker-dealer, duly registered with the United States Securities and Exchange Commission ("SEC"), the Securities Investor Protection Corporation, Financial Industry Regulatory Authorities ("FINRA") and the State of Florida's Division of Banking and Finance.

The Company provides investment banking services to its clients, helping to develop and implement growth strategies in the transportation, warehousing, logistics and supply chain sectors. The services of the Company include merger and acquisition advisory services, private placements, consolidations, and corporate spin-offs, joint ventures, and other financial transactions. As a fully disclosed broker-dealer, the Company does not hold customer funds or safekeep customer securities.

Note 2 – Summary of Significant Accounting Policies

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash Equivalents
The Company considers all highly liquid debt instruments with original maturities of three months or less when acquired,to be cash equivalents. There were no cash equivalents held by the Company at December 31, 2020.

Revenue Recognition
The Company records revenue in accordance with ASC 606 – Revenue from contracts with customers. Revenues from contracts with customers are composed of success fees for sale of equity interest in its clients. Such fees are recognized at the point in time when the Company's performance, under the terms of the contract, are completed, which is typically at the end of each performance obligation. In some instances, a contract may consist of various performance obligations. Under this circumstance revenue is recognized over time in which performance obligations are simultaneously provided by the Company and benefits the customer.

During 2020, the contract's remaining performance obligations were billings in excess of revenue recognized for which payments have been received are recorded as deferred revenue until the applicable revenue recognition criteria have been met.

Accounts Receivable
The Company invoices for its work using signed contracts. The Company provides for credit losses based on management's evaluation of collectability, current and historical performance of the customer. As of December 31, 2020, the Company has $30,560 of accounts receivable net of an allowance for uncollectable accounts equal to $15,000.

Property and Equipment
The Company's property and equipment are carried at cost and had depreciated using the straight-line method over the estimated economic useful lives of the assets. As of December 31, 2020, property and equipment carry a net book value of zero.

Note 2 – Summary of Significant Accounting Policies, continued

Leases
In February 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2016-02, Leases. The new standard establishes a right-of-use ("ROU") model that requires a lessee to record a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. Leases will be classified as either finance or operating, with classification affecting the pattern of expense recognition in the statement of income and changes in member's equity.

The Company evaluates the lease classification for properties leased from third parties as either a financing lease or operating lease at the inception of the lease and when a modification is made to a lease. As to those arrangements that are classified as financing leases, the Company records property under finance leases and a finance lease obligation in an amount equal to the lesser of the present value of the minimum lease payments to be made over the life of the lease at the beginning of the lease term, or the fair value of the leased property. The property under finance lease is amortized on a straight-line basis as a charge to expense over the lease term, as defined, or the economic life of the leased property, whichever is less. The Company did not have any finance leases during the year ended December 31, 2020. The Company records operating leases with a ROU asset and a lease liability on the statement of financial condition for all leases with terms longer than 12 months. The Company did not have any ROU leases during the year ended 2020.

Subsequent Events
Management evaluates events and transactions occurring subsequent to the date of the financial statements, for matters requiring recognition or disclosure in the financial statements. The accompanying financial statements consider events through March 30, 2021, the date at which the financial statements were available to be issued, and determined that there are no events that would require adjustments or disclosures in the financial statements.

Note 3 – Property & Equipment
Property and equipment is fully depreciated and consist of the following at December 31, 2020:

Office equipment	$ 26,979
Furniture and fixtures	1,711
Property and equipment	28,690
Less: accumulated depreciation	(28,690)
Property and equipment, net	$ -

Depreciation expense was $0 for the year ended December 31, 2020.

Note 4 – Concentrations of Credit Risk

On July 30, 2013, the SEC amended the Customer Protection Rule regarding the "PAB" account. The Company maintains a bank account at one financial institution. Due to the SEC amendment, this account is now a "proprietary account of other broker/dealers ("PAB") held by the clearing broker/dealer". Under the rule's amendments, a carrying broker may use PAB account securities for its own purposes, provided that it informs the PAB account holder that it intends to do so and provides the PAB account holder with the opportunity to object to such use. If the carrying broker complies with these requirements, the PAB account holder will not be required to deduct the value of the PAB account from its net capital under the net capital rule. The Company maintains a bank account at one financial institution. The account balance is insured by the Federal Deposit Corporation ("FDIC") up to $250,000. Accounts held at brokerage firms are insured by the Securities Investor Protection Corporation ("SIPC") up to $500,000. At December 31, 2020, amounts in excess of FDIC insured limits were $230,429; cash was only held at federally insured financial institutions.

Note 5 – Income Taxes

As a limited liability company, the Company is treated as a partnership for federal and state income tax purposes. Under subchapter K of the Internal Revenue Code, the Company's member is taxed separately on the distributive share of the Company's income whether or not that income is actually distributed. Accordingly, no provision for income taxes has been recorded in the accompanying statement of income and Changes in Member's Equity for the year ended December 31, 2020.

The Company records a liability for uncertain tax positions when it is probable that a loss has been incurred and the amount can be reasonably estimated. At December 31, 2020, the Company has no liabilities for uncertain tax positions. The Company's policy is to recognize interest and penalties related to income tax matters as a component of income tax expense. The Company continually evaluates expiring statutes of limitations, audits, proposed settlements, changes in tax law and new authoritative rulings. Generally, the Company is no longer subject to examinations by income tax authorities for years before 2018.

Note 6 – Related Party Transactions

During 2020, the Company incurred net costs of $53,537 due to BGSA Holdings LLC, its parent company. The Company has one employee who is paid through the parent company's PEO provider. These costs are recorded as expenses and a liability to the parent. These liabilities were offset by payments of $19,142 to BGSA Holdings LLC. As of December 31, 2020, there was a remaining liability to the parent of $34,395, included in accounts payable on the balance sheet.

During 2020, the Company incurred credit card charges of $5,000 on behalf of Cambridge Capital LLC, an entity owned by the Managing Member. These charges were offset by collections of $5,000 from Cambridge Capital LLC. As of December 31, 2020, there are no receivables due from Cambridge Capital LLC.

On April 1, 2019 the Company entered into a lease agreement for an office space located in Cambridge Capital LLC office suite. The lease agreement is a month to month agreement with lease payments of $500 per month and a security deposit of $500. Rent expense in 2020 was $6,000.

Note 7 – Long-Term Incentive and Compensation Plan

During 2009, the Company adopted a Long-term Incentive and Compensation Plan (the "Plan"). In accordance with the Plan, the incentive shares are redeemable by the Company, and possess a contractual right to participate in the value of the Company upon the occurrence of a "Liquidity Event" as defined under the terms of the Plan. No expense has been recorded for the shares granted or vested due to the contingent nature of the shares awarded.

Incentive share activity during 2020 is summarized below:

Shares granted and outstanding at January 1, 2020	100,000
Granted during the year	-
Forfeited during the year	-
Shares granted and outstanding at December 31, 2020	100,000

Of the 100,000 shares outstanding, 100,000 shares were vested at December 31, 2020.

Note 8 – Commitments and Contingencies

Litigation

From time to time the Company is subject to threatened and asserted claims in the ordinary course of business. Because litigation and arbitration are subject to inherent uncertainties and the outcome of such matters cannot be predicted with certainty, future developments could cause any one or more of these matters to have a material impact on the Company's financial condition, results of operations or liquidity in any future period. As of December 31, 2020, there are no pending litigation matters known to Management.

COVID-19

The worldwide COVID-19 pandemic and related government-imposed and other measures intended to control the spread of the disease, including restrictions on travel and the conduct of business, such as stay-at-home orders, quarantines, travel bans, border crossings, business closures and other similar measures, have had a significant impact on global economic conditions and have negatively impacted certain aspects of our business and results of operations, and may continue to do so in the future. During the year the Company implemented cost containment strategies, including continued curtailment of Company travel and delayed hiring of new employees. Although certain economic conditions have showed signs of improvement towards the end of fiscal 2020, certain of the impacts of the COVID-19 pandemic may continue to affect our results in the future. Management will continue to evaluate the nature and extent of the impact of the COVID-19 pandemic to the Company.

Note 9 – Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and maximum ratio of aggregate indebtedness to net capital, both as defined. The Company was in compliance with its net capital and debt-to-equity ratio requirements at December 31, 2020.

At December 31, 2020, the Company had net capital of $469,029, which was $464,029 in excess of the required net capital of $5,000. The company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was 0.07 to 1, below the maximum ratio of 15 to 1.

Supplementary Information

BGSA, LLC

Schedule I – Computation and Reconciliation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2020

Net capital:		
Total member's equity	$	536,833
Deduction and/or charges:		
Non-allowable assets:		
Accounts receivable, net		30,560
Prepaid expenses		36,744
Security deposits		500
Total non-allowable assets		67,804
Total deductions and/or charges		67,804
Net Capital		469,029
Minimum net capital required - 6 2/3' $2,329 of aggregate indebtedness included in the Statement of Financial Condtition or $5,000, whichever is greater		5,000
Excess net capital		464,029
Aggregate indebtedness:		
Aggregate indebtedness as included in the Statement of Financial Condition		34,932
Ratio of aggregate indebtedness to net capital		7.45%
Reconciliation:		
Reconcilation with Company's computation (included in Part II of Form X-17 A-5) at December 31, 2020		
Net capital, as reported in Company's Part II		469,029
Audit Adjustments		-
Net capital, per December 31, 2020 audited report, as filed		469,029

There are no material differences between the computation of net capital per the FOCUS repot at December 31, 2020 as compared to the computation of net capital shown above.

BGSA, LLC
Schedule II – Supplementary Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934
December 31, 2020

BGSA, LLC is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 in that the Company's activities are limited to those set for in the conditions for the exemptions appearing in the footnote 74 of the Rule.

BGSA, LLC is claiming exception due to the fact that they do not clear securities transactions or take in customer funds. They do not have a retail business and do not have "customers".

Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

BGSA LLC

Exemption Report

BGSA LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company does not claim an exemption under paragraph (k) of 17 C.F.R. § 240. 15c3-3, and

(2) The Company is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 because the Company limits its business activities exclusively to: (1) proprietary trading; (2) effecting securities transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company; (3) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers, or providing technology or platform services; (4) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and/or (5) engaging solely in activities permitted for capital acquisition brokers ("CAB") as defined in FINRA's CAB rules and approved for membership in FINRA as a CAB, and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (other than money or other consideration received and promptly transmitted in compliance with paragraph (a) or (b)(2) of Rule 15c2-4 and/or funds received and promptly transmitted for effecting transactions via subscriptions on a subscription way basis where the funds are payable to the issuer or its agent and not to the Company); (2) did not carry accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

BGSA LLC

I, Massimo Messina, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: President

[Date of report]

ASSURANCEDIMENSIONS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM – EXEMPTION REPORT REVIEW

To the Member
of [illegible]

We have reviewed management's statements, included in the accompanying [illegible], in which (1) [illegible] identified the following provisions of 17 C.F.R. §15c3-3(k) under which [illegible] placed reliance on footnote 74 to SEC Release 34-70073, and (2) [illegible] stated that [illegible] met the identified exemption provisions throughout the most recent fiscal year without exception. [illegible] management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about [illegible] compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in footnote 74 to SEC Release 34-70073.

Assurance Dimensions

Assurance Dimensions
Margate, Florida
March 30, 2021

ASSURANCE DIMENSIONS [illegible]
TAMPA BAY: 4920 W Cypress Street, Suite 102 | Tampa, FL 33607 | Office: 813.443.5048 | Fax: 813.443.5053
JACKSONVILLE: 4720 Salisbury Road, Suite 223 | Jacksonville, FL 32256 | Office: 888.410.2323 | Fax: 813.443.5053
ORLANDO: 1800 Pembrook Drive, Suite 300 | Orlando, FL 32810 | Office: 888.410.2323 | Fax: 813.443.5053
SOUTH FLORIDA: 2000 Banks Road, Suite 218 | Margate, FL 33063 | Office: 754.800.3400 | Fax: 813.443.5053
www.assurancedimensions.com

SIPC-7 (36-REV 12/18)

SECURITIES INVESTOR PROTECTION CORPORATION
P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300
General Assessment Reconciliation

SIPC-7 (36-REV 12/18)

For the fiscal year ended 12/31/2020
(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

65677 FINRA DEC
BGSA, LLC
525 South Flagler Drive
Suite 200
West Palm Beach, FL 33401-5932

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

Susanne Cavallaro 954-610-7189

WORKING COPY

2. A. General Assessment (item 2e from page 2)		$201.50
B. Less payment made with SIPC-6 filed (exclude interest) 7/20/2020 Date Paid		(169.80)
C. Less prior overpayment applied		( )
D. Assessment balance due or (overpayment)		31.70
E. Interest computed on late payment (see instruction E) for ______ days at 20% per annum		
F. Total assessment balance and interest due (or overpayment carried forward)		$31.70
G. PAYMENT: √ the box Check mailed to P.O. Box ☐ Funds Wired ☐ ACH ☐ Total (must be same as F above)	$31.70	
H. Overpayment carried forward	$( )	

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BGSA LLC
(Name of Corporation, Partnership or other organization)

Susanne M Cavallaro
(Authorized Signature)

Financial and Operations Principle
(Title)

Dated the 17 day of February, 20 21

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

1

DETERMINATION OF "SIPC NET OPERATING REVENUES" AND GENERAL ASSESSMENT

Amounts for the fiscal period beginning 01/01/2020 and ending 12/31/2020

Eliminate cents

Item No.

2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030) — $134,344.00

2b. Additions:

(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above. ________

(2) Net loss from principal transactions in securities in trading accounts. ________

(3) Net loss from principal transactions in commodities in trading accounts. ________

(4) Interest and dividend expense deducted in determining item 2a. ________

(5) Net loss from management of or participation in the underwriting or distribution of securities. ________

(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities. ________

(7) Net loss from securities in investment accounts. ________

Total additions — 0

2c. Deductions:

(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products. ________

(2) Revenues from commodity transactions. ________

(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions. ________

(4) Reimbursements for postage in connection with proxy solicitation. ________

(5) Net gain from securities in investment accounts. ________

(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date. ________

(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act). ________

(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C):

____

(Deductions in excess of $100,000 require documentation)

(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $________

(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $________

Enter the greater of line (i) or (ii) ________

Total deductions — 0

2d. SIPC Net Operating Revenues — $134,344.00

2e. General Assessment @ .0015 — $201.50

(to page 1, line 2.A.)

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